FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003



                       TOTAL NUMBER OF SEQUENTIAL PAGES 59
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                               File No:333-10702
                                                                    ------------




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

   Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

              For the seven-month period ending September 30, 2003

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F
                                   ---            ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of
                                     1934:

                                    Yes    No x
                                       ---   ---



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003                      -1-

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On November 12, 2003, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended September 30, 2003. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003                      -2-

ITEM 2.     Exhibits

              Exhibit No.  Description
              -----------  -----------

Page Number
-----------
                  99.1     Translation of Ficha Estadistica Codificada Uniforme



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003                      -3-

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: November 25, 2003.                           By:  /s/ Roger Ford


                                                   Roger Ford
                                                   Chief Financial Officer



FORM 6-K FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003                      -4-

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of September 30,


                                                                           2003                    2002
                                                                           TCH$                    TCH$
Assets
Current Assets
  Cash                                                                       3.054.980              3.718.513
  Time deposits                                                              1.544.162              6.733.365
  Marketable securities (net)                                                    8.448             11.846.771
  Sales receivables (net)                                                   10.761.897             10.907.980
  Documents receivables (net)                                                4.924.799              5.001.829
  Sundry receivables (net)                                                   2.302.511              2.702.727
  Documents and accounts receivable from related companies                     199.141              1.049.259
  Inventory (net)                                                           10.889.318             11.333.479
  Recoverable taxes                                                          1.012.953              4.929.139
  Prepaid expenses                                                           7.654.794              9.015.058
  Deferred taxes                                                               967.502                572.595
  Other current assets                                                       5.412.871              4.789.134
                                                                      -----------------       ----------------
   Total current assets                                                     48.733.376             72.599.849
                                                                      -----------------       ----------------

Property, Plant and Equipment
  Land                                                                      13.202.009             14.781.049
  Construction and infrastructure                                           47.474.408             50.632.920
  Machinery and equipment                                                  114.521.535            128.003.032
  Other fixed assets                                                       146.884.459            153.870.328
  Technical reappraisal of property, plant
  and equipment                                                              1.879.553              1.882.281
  Depreciation (less)                                                    (159.777.366)          (163.494.739)
                                                                      -----------------       ----------------
   Total property, plant and equipment                                     164.184.598            185.674.871
                                                                      -----------------       ----------------

Other assets
  Investment in related companies                                            1.400.788              1.542.801
  Investment in other companies                                                111.087                129.333
  Goodwill                                                                 274.932.440            305.402.776
  Negative goodwill, net                                                     (761.584)              (935.279)
  Long-term receivables                                                        164.885                269.517
  Intangibles                                                               22.240.270             24.919.051
  Amortization (less)                                                      (6.912.299)            (6.753.430)
  Other                                                                      8.230.016              9.442.245
                                                                      -----------------       ----------------
   Total other assets                                                      299.405.603            334.017.014
                                                                      -----------------       ----------------
   Total assets                                                            512.323.577            592.291.734
                                                                      -----------------       ----------------


                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        5

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of September 30,


                                                                           2003                    2002
                                                                           TCH$                    TCH$
Liabilities
  Current liabilities
  Short-term bank debt                                                       3.150.382                  1.026
  Current portion of long-term bank liabilities                             18.180.426             18.534.990
  Bonds - short-term portion                                                   426.444             49.395.337
  Dividend payable                                                              20.044              -
  Accounts payable                                                          13.551.276             11.750.483
  Documents payable                                                          1.051.067              1.243.744
  Sundries payable                                                           1.187.083              1.855.271
  Documents and accounts payable to related companies                        5.442.082              2.624.718
  Provisions                                                                 7.769.795              7.860.241
  Withholdings                                                               3.928.328              4.255.708
  Other current liabilities                                                    377.333                 84.042
                                                                      -----------------      -----------------
   Total current liabilities                                                55.084.260             97.605.560
                                                                      -----------------      -----------------

Long-term liabilities
   Long-term bank liabilities                                               51.021.753             35.745.127
   Long-term bonds                                                         128.660.440            141.976.162
   Long-term provisions                                                      2.166.130              1.965.274
   Long-term deferred taxes                                                  3.738.649             12.271.247
   Other long-term liabilities                                               6.728.309              8.943.509
                                                                      -----------------      -----------------
   Total long-term liabilities                                             192.315.281            200.901.319
                                                                      -----------------      -----------------
Minority Interest                                                           47.639.014             56.939.728
                                                                      -----------------      -----------------

Equity
   Paid-in capital                                                         223.566.611            223.349.555
   Capital revaluation reserve                                               2.682.799              2.903.545
   Premium on the sale of treasury stock                                    21.115.030             21.115.374
   Other reserves                                                            1.175.535              9.973.550
   Retained earnings                                                      (31.254.953)           (20.496.897)
          Accrued profit
          Accrued loss (less)                                             (26.853.922)           (10.183.318)
          Fiscal year profit (loss)                                        (4.401.031)           (10.313.579)
                                                                      -----------------      -----------------
      Total equity                                                         217.285.022            236.845.127
                                                                      -----------------      -----------------
      Total liabilities and equity                                         512.323.577            592.291.734
                                                                      -----------------      -----------------


                       The attached notes 1 to 38 form an
                   Integral part of these financial statements
                                        6

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the years ending September 30,

                                                                           2003                    2002
                                                                           TCH$                    TCH$
Operating Income (loss)
  Operating revenue                                                        165.915.029            179.073.837
  Operating costs (less)                                                 (102.879.141)          (102.604.442)
                                                                      -----------------       ----------------
   Operating margin                                                         63.035.888             76.469.395
  Selling and Administration Expenses                                     (50.902.519)           (57.565.563)
                                                                      -----------------       ----------------
   Operating income (loss)                                                  12.133.369             18.903.832
                                                                      -----------------       ----------------

Non-operating Income (loss)
  Financial income                                                           6.615.876              1.363.856
  Profit on investment in related companies (less)                             154.847              -
  Other non-operating income                                                 2.541.720              2.859.802
  Loss on investment in related companies (less)                              (41.174)              (165.445)
  Goodwill amortization (less)                                            (13.332.492)           (13.934.784)
  Financial expenses (less)                                               (12.665.303)           (12.265.614)
  Other non-operating expenses (less)                                      (5.544.515)            (4.748.263)
  Price-level restatement                                                      532.077              (599.159)
  Exchange differentials                                                     1.884.894                747.403
                                                                      -----------------       ----------------
   Non-operating profit (loss)                                            (19.854.070)           (26.742.204)
                                                                      -----------------       ----------------

   Income before tax and extraordinary items                               (7.720.701)            (7.838.372)
  Income tax                                                                 2.847.227            (3.255.577)
  Extraordinary items                                                            1.488              1.205.576
                                                                      -----------------       ----------------
   Profit (loss) before minority interest                                  (4.871.986)            (9.888.373)
  Minority Interest                                                            440.356              (441.058)
                                                                      -----------------       ----------------
   Net Profit (loss)                                                       (4.431.630)           (10.329.431)
  Amortization of negative goodwill                                             30.599                 15.852
                                                                      -----------------       ----------------
   Profit (loss) in the fiscal year                                        (4.401.031)           (10.313.579)
                                                                      -----------------       ----------------



                       The attached notes 1 to 38 form an
                   integral part of these financial statements
                                        7

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending September 30,


                                                                               2003                    2002
                                                                               TCH$                    TCH$
Cash flow from operating activities:
      Collection of sales receivables                                          213.635.635            237.339.217
      Financial income received                                                  2.374.727              1.396.881
      Other income received                                                      4.353.800              4.542.296
      Payments to suppliers and employees (less)                             (167.445.797)          (184.996.175)
      Interest paid (less)                                                    (15.578.152)           (16.584.054)
      Income tax paid (less)                                                     (760.628)               (23.288)
      Other expenses paid (less)                                               (1.437.156)            (1.698.488)
      VAT and other similar taxes paid (less)                                 (26.707.033)           (31.724.795)
                                                                          -----------------       ----------------
       Cash flow from operating activities                                       8.435.396              8.251.594
                                                                          -----------------       ----------------

    Inflow from Finance Activities:
      Loans secured                                                              3.159.825                260.399
      Other sources of financing                                                 7.874.166                170.301
      Loan payments (less)                                                     (9.163.357)            (5.858.550)
      Bonds payments (less)                                                   (18.200.036)               (26.010)
      Other disbursements for financing (less)                                 (1.482.321)              (431.547)
                                                                          -----------------       ----------------
       Cash flows from financing activities                                   (17.811.723)            (5.885.407)
                                                                          -----------------       ----------------

    Cash flows from Investment Activities:
      Sales of property, plant and equipment                                       445.761                305.005
      Collection of loans to related companies                                  -                         103.569
      Additions to property, plant and equipment (less)                       (10.266.766)            (9.038.919)
      Long-term investments                                                     -                       (896.669)
      Other loans to related companies                                         (1.131.986)              -
      Other investment disbursements (less)                                       (26.948)              (113.853)
                                                                          -----------------       ----------------
       Cash flows from investment activities                                  (10.979.939)            (9.640.867)
                                                                         -----------------       ----------------
       Total net cash flows for the period                                    (20.356.266)            (7.274.680)
                                                                          -----------------       ----------------
    Effect of inflation on cash and cash equivalents                           (1.470.936)                795.161
                                                                          -----------------       ----------------
    Net change in cash and cash equivalents                                   (21.827.202)            (6.479.519)
    Initial balance of cash and cash equivalents                                26.434.792             28.778.168
                                                                          -----------------       ----------------
    Ending balance of cash and cash equivalents                                  4.607.590             22.298.649
                                                                          -----------------       ----------------



                       The attached notes 1 to 38 form an
                   Integral part of these financial statements
                                        8

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the years ending September 30,


                                                                               2003                    2002
                                                                               TCH$                    TCH$
    Reconciliation of Net Inflow from Operating
      Activities to Fiscal Year Income
    Net loss                                                                   (4.401.031)           (10.313.579)

    Income from asset sales:
      (Profit) loss on sale of property, plant and equipment                      (60.817)              (111.229)
      (Profit) loss on sale of investment
      (Profit) loss on sale of other assets
    Charges (credits) against income not representing cash flow:
      Depreciation for the year                                                 17.698.533             19.198.253
      Amortization of intangibles                                                  838.912                939.500
      Write-offs and provisions                                                    337.604                377.261
      Profit accrued on investments in related companies                         (154.847)             -
      Loss accrued on investments in related companies                              41.174                165.445
      Amortization of goodwill                                                  13.332.492             13.934.784
      Amortization of negative goodwill                                           (30.599)               (15.852)
      Net price-level restatement                                                (532.077)                599.159
      Foreign exchange differential                                            (1.884.894)              (747.403)
      Other credits to income not representing cash flows                      (2.698.895)            (1.328.735)
      Other charges to income not representing cash flows                        1.610.149              1.580.683
    Variation in assets affecting cash flows:
      (Increase) decrease in sales receivables                                   4.136.168              6.578.314
      (Increase) decrease in inventory                                           1.540.913               (98.378)
      (Increase) decrease in other assets                                      (3.574.072)            (1.189.671)

    Variation in liabilities affecting cash flows:
      (Increase) decrease in accounts payable relating to
        operating income                                                       (9.626.779)           (11.289.484)
      (Increase) decrease in interest payable                                  (6.010.668)            (4.585.751)
      Net (Increase) decrease in income tax payable                              (891.556)            (1.242.148)
      Increase (decrease) in other accounts payable in
        relation to non-operating income                                       (1.519.234)            (3.012.445)
      VAT and other similar taxes payable (net)                                    725.276            (1.628.188)
      (Profit) loss on minority interest                                         (440.356)                441.058
                                                                          -----------------       ----------------
        Net cash flows from Operating Activities                                 8.435.396              8.251.594
                                                                          -----------------       ----------------


                       The attached notes 1 to 38 form an
                   Integral part of these financial statements
                                        9

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.   Accounting Principles:

a)   Accounting period:

The consolidated financial statements cover the period from January 1 to September 30, 2003 and 2002.

b)   Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)   Basis for presentation:

The financial statements and amounts indicated in the notes as of September 30, 2002 have been adjusted for comparison purposes by the percentage change of 2.9% in the Consumer Price Index.

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the current year presentation (recoverable taxes and other assets).

d) Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, the financial statements of the subsidiaries of Embonor Holdings S.A. (Inversora Los Andes S.A. and its subsidiary Embotelladoras Bolivianas Unidas S.A., Sociedad de Cartera del Pacifico S.R.L. and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.), have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The minority interest resulting from the consolidation presented in the consolidated income statement was a profit of ChTh$440.356 as of September 30, 2003 and loss of ChTh$441.058 as of September 30, 2002.

The consolidated financial statements as of September 30, 2003 and 2002 include the following subsidiaries:

  Taxpayer ID No.               Company Name                                       Percentage interest
                                                                     ----------------------------------------------------
                                                                                       2003                       2002
                                                                     ---------------------------------------- -----------
                                                                          Direct      Indirect       Total         Total
                                                                            %            %             %             %
  Foreign              Inversora Los Andes S.A. and Subsidiaries          -           99.99987      99.99987     99.99987
  Foreign              Embotelladoras Bolivianas Unidas S.A.              -           99.99897      99.99897     99.99897
  96.517.310-2         Embotelladora Iquique S.A.                        99.90000      -            99.90000     99.90000
  96.891.720-K         Embonor S.A.                                      99.84189      0.09140      99.93333     99.84188
  Foreign              Embotelladora Arica Overseas                      61.59248     38.40751      99.99999     99.99999
  Foreign              Sociedad de Cartera del Pacifico S.R.L.            -           79.34191      79.34191     79.34191
  Foreign              Embotelladora Latinoamericana S.A.                 -           58.72516      58.72516     57.14205
  Foreign              Industrial Iquitos S.A.                            -           43.49138      43.49138     43.49138
  96.972.720-K         Embonor Holdings S.A.                             99.99999      -            99.99999     99.99999

e)   Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each year (note 24). The restatements were calculated using the official indexes of the National Statistics Bureau that show a change of 1.2% for the period December 1, 2002 to August 31, 2003 (1.3% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)   Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                     2003                 2002
                                      $                    $
United States Dollar (US$1)           660.97               748.73
Unidades de Fomento (U.F.1)        16,946.03            16,455.03
Nuevos Soles (NS1)                    189.82               206.26
Bolivianos (BS1)                       85.29               101.87

g)   Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited against income.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(h)  Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i)   Allowance for doubtful accounts:

As of September 30, 2003 and 2002, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They total TCH$ 2.765.239 (TCH$ 2.962.042 in 2002).

j)   Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k)   Other current assets:

Other current assets include materials and spare parts at their adjusted cost.

l)   Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of September 30, 2003 and 2002.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m)   Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real time of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$17.698.533 in 2003 (TCH$19.198.253 in 2002).

n)   Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

o)   Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on periodic inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p)   Investments in Other Companies:

Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q)   Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies."

r)   Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line other assets, net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. Negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years, in accordance with Circular N(degree) 1358 of the Superintendency of Securities and Insurance.

s)   Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


t)   Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 71 and 60 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated prior to the adoption of new rules as of January 1, 2000 were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

u)   Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)   Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-event severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of September 30, 2003 and 2002, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

Sociedad de Cartera del Pacifico S.R.L. and its subsidiary and Industrial Iquitos S.A. make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


w)   Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x)   Vacation Provision:

The Parent Company and its subsidiaries have provided for the cost of vacation time on an accrual basis according to Technical Bulletin No. 47 of the Chilean Accountants Association.

y)   Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days, to be cash equivalents.

The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

z)   Financial risk hedging:

As of September 30, 2003 and 2002, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.


3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the year ending September 30, 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


4.   Time Deposits

Times deposits includes deposits in the following financial institutions:

                                                                  Investment      Expiration  Interest     2003         2002
Institution                               Country     Currency       Date            Date      Rate        TCH$         TCH$
                                                                                                %
Banco de Credito del Peru                 Peru        Dollars     30.09.2003     02.10.2003     0,85      99.148             -
Banco de Credito del Peru                 Peru        Ns.Soles    30.09.2003     03.10.2003     2,70     379.540             -
Banco de Credito del Peru                 Peru        Ns.Soles    30.09.2003     06.10.2003     2,70     379.540             -
Banco de Credito del Peru                 Peru        Ns.Soles    30.09.2003     06.10.2003     2,65     379.540             -
Banco Interbank                           Peru        Dollars     30.09.2003     01.10.2003     0,75      66.097             -
Banco Interbank                           Peru        Ns.Soles    30.09.2003     01.10.2003     2,60      72.112             -
Banco Wiese Sudameris                     Peru        Ns.Soles    30.09.2003     03.10.2003     2,70      22.772             -
Citibank N.A.                             USA         Dollars     30.09.2003     31.10.2003     0,70     145.413             -
Banco de Credito e Inversiones            Chile       Dollars     11.09.2002     31.10.2002     1,80           -     1.417.424
Banco de Credito del Peru                 Peru        Dollars     01.06.2002     01.10.2002     1,50           -     1.039.813
BBVA Banco Continental                    Peru        Ns.Soles    01.06.2002     01.10.2002     3,75           -       849.940
BankBoston N.A.                           Peru         Ns.Soles   01.06.2002     01.10.2002     4,20           -        93.133
Banco Santander  Central Hispano          Peru        Ns Soles    01.06.2002     01.10.2002     5,00           -       124.744
Citibank                                  Peru        Dollars     01.06.2002     01.10.2002     1,50           -       431.329
Banco de Credito de Bolivia               Bolivia     Dollars     28.09.2002     27.10.2002     5,70           -           771
Citibank N.A.                             USA         Dollars     30.09.2002     01.10.2002     5,75           -     2.776.211
                                                                                                        ------------------------
Totals                                                                                                   1.544.162     6.733.365
                                                                                                        ------------------------



5.   Marketable Securities

     Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                                         Account value

                                                  2003           2002
                                                  TCH$            TCH$
Mutual fund units                                8.448         11.846.771
                                            -----------------------------
Totals                                           8.448         11.846.771
                                            -----------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Breakdown of mutual fund units as of September 30 is as follows:


Entity                              Unit value        Amount in units         Amount         Amount
                                        $                                      TCH$           TCH$
                                                                               2003           2002
Citibank Mutual Funds                 660.9700              12.781            8.448             -
Corp Banca Mutual Funds             1,194.0722         344,872.480              -             411.802
BCI Mutual Funds                   17,303.8651          56,508.085              -             977.808
BCI Mutual Funds                   17,303.8651          18,684.606              -             323.316
BCI Mutual Funds                  471,732.2814             436.498              -             205.910
Citibank Mutual Funds                 772.0012          12,860,000              -           9.927.935
                                                                         -----------------------------
Total                                                                         8.448        11.846.771
                                                                         -----------------------------


6.   Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of chilean pesos
------------------------------------------------------------------------------------------------------------------------------------
                                                Short-term receivables                                            Total Long-term
                                                                                                                    Receivables
----------------------------------------------------------------------------------------------------------------
           Line                 Up to 90 days        More than 90 days and    Subtotal     Total short-term
                                                         out to 1 year                    receivables (net)
------------------------------------------------------------------------------------------------------------------------------------
                             2003         2002        2003        2002         2003         2003      2002       2003      2002
------------------------------------------------------------------------------------------------------------------------------------
Sales receivables          10.482.085   10.121.808   1.103.347   1.745.309   11.585.432
-----------------------------------------------------------------------------------------
Estimated uncollectibles     (62.566)     (54.806)   (760.969)   (904.331)    (823.535)  10.761.897 10.907.980    -         -
------------------------------------------------------------------------------------------------------------------------------------
Documents receivable        4.918.803    4.710.344   1.518.049   1.801.709    6.436.852
-----------------------------------------------------------------------------------------
Estimated uncollectibles    (108.213)     (20.484) (1.403.840) (1.489.740)  (1.512.053)   4.924.799  5.001.829    -         -
------------------------------------------------------------------------------------------------------------------------------------
Sundry receivables          2.226.548    2.557.081     505.614     638.327    2.732.162
------------------------------------------------------------------------------------------------------------------------------------
Estimated uncollectibles            -     (46.544)   (429.651)   (446.139)    (429.651)   2.302.511  2.702.727  164.885   269.517
-----------------------------------------------------------------------------------------
Total                                                                                    17.989.207 18.612.536  164.885   269.517
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7.   Balances and transactions with related companies:

Receivable and payable balances with related parties as of September 30, 2003 and 2002 are summarized follows:

a)   Documents and accounts receivable:

  Taxpayer ID No.    Company                               Short-Term                        Long-Term
                                                      2003            2002              2003           2002
                                                      TCH$            TCH$              TCH$           TCH$
   96.714.870-9      Coca Cola de Chile S.A.              88.127        796.490           -             -
   96.648.500-0      Vital S.A.                         -                 3.597           -             -
   81.752.100-2      Direnor S.A.                       -                45.251           -             -
      Foreign        Coca-Cola Peru                      111.014         74.050           -             -
      Foreign        Comptec S.A.                       -               129.871           -             -
                                                 ------------------------------------------------------------
                     Totals                              199.141      1.049.259           -             -
                                                 ------------------------------------------------------------


b)   Documents and accounts payable:

  Taxpayer ID No.    Company                               Short-Term                        Long-Term
                                                 ------------------------------------------------------------
                                                      2003            2002              2003           2002
                                                      TCH$             TCH$              TCH$          TCH$
   96.714.870-9      Coca- Cola de Chile S.A.          2.883.443      1.642.188           -             -
   96.648.500-0      Vital S.A.                          692.126        606.209           -             -
   96.705.990-0      Envases Central S.A.                812.436        376.321           -             -
      Foreign        Coca Cola Peru                    1.049.193        -                 -             -
   81.752.100-2      Direnor S.A.                          4.884        -                 -             -
                                                 ------------------------------------------------------------
                     Totals                            5.442.082      2.624.718           -             -
                                                 ------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c)   Transactions with related companies:

Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

The principal transactions with related parties were as follows during 2003 and 2002:

                                                                                        2003                     2002
                                                                               -------------------------------------------------
Company                  Taxpayer ID   Relationship     Transaction             Amount     Effect on      Amount       Effect
                                                                                            results                     on
                                                                                            (charge)                  results
                                                                                             credit                   (charge)
                                                                                                                       credit

                                                                                  TCH$        TCH$          TCH$        TCH$

Coca-Cola de Chile S.A.  96.714.870-9  Shareholder      Purchase of raw        (22.154.437)     -       (22.758.989)      -
                                                        materials

                                                        Purchase of products     (480.965)      -            -            -

                                                        Sale of services            10.016      -              4.518      -

                                                        Sale of advertising        439.842      -            302.046      -

Coca-Cola  Peru            Foreign     Indirect         Purchase of raw        (5.212.655)      -        (2.586.376)      -
                                                        materials

                                                        Purchase of               (13.891)      -        (2.975.237)      -
                                                        advertising

                                                        Purchase of products     (289.961)      -            -            -

                                                        Purchase of services      (76.687)      -          (126.775)      -

                                                        Sale of services           272.110      -              3.914      -

                                                        Sales of advertising       531.318      -            688.154      -

                                                        Sales of products           11.298       2.714        16.252      -

Vital S.A.               96.648.500-0  Common Director  Purchase of products   (4.391.724)      -        (3.550.566)      -

Envases Central S.A.     96.705.990-0  Affiliate        Purchase of products   (4.661.051)      -        (4.369.170)      -

Direnor S.A.             81.752.100-2  Common Director  Purchase of raw           (37.549)      -           (48.279)      -
                                                        materials

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


8.   Inventories

Inventories, as described in Note 2(j), are summarized as follows:


                                              2003                 2002
                                              TCH$                 TCH$
Finished products                              2.841.525            2.724.627
Raw materials                                  5.903.938            6.171.519
Raw materials in transit                       1.331.662            1.658.797
Promotional and other products                   812.193              778.536
                                       ------------------    -----------------
       Total                                  10.889.318           11.333.479
                                       ------------------    -----------------


9.   Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of September 30 2003 and 2002:

a)   Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$1.012.953 in 2003 (TCH$4.929.139 in 2002) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$5.367 in 2003 (TCH$5.610 in 2002) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. did not establish an income tax provision as it reported a loss for tax purposes. The balance of recoverable taxes amounting to TCH$971.646 in 2003 (TCH$4.865.232 in 2002) corresponds to tax benefits for tax losses and training expenses.

The subsidiary Embotelladora Iquique S.A. did establish an income tax provision of TCH$7.046 in 2003 (TCH$ 2.538 in 2002). The balance of recoverable taxes in the amount of TCH$4.156 in 2003 (TCH$50.391 in 2002) corresponds to provisional monthly payments made in excess of income tax, and training expenses.

As of September 30, 2003 the income tax amounts to TCH$ 7.046 (TCH$ 2.538 in
2002).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base. The balance of recoverable taxes in the amount of TCH$3.760 in 2003 (TCH$0 in 2002) corresponds to VAT.

As of September 30, 2003 the transaction tax amounts to TCH$ 772.682 (TCH$
838.412 in 2002).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$28.024 in 2003 (TCH$7.906 in 2002) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 3.209.568 in 2003 (TCH$2.651.196 in 2002). See
Note 15.

b)   Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of September 30, 2003 in the amount of TCH$29.458.404 that are summarized as follows:


                                         2003
                                         TCH$
   Without  credit                   (56.592.421)
   With a 15% credit                      142.933
   Without  credit                     26.991.084
                                   ---------------
   Total                             (29.458.404)
                                   ---------------


c)   Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of September 30, 2003 and 2002 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of September 30, 2003 and 2002, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Description                                           2003                                              2002
                               ---------------------------------------------------------------------------------------------------
                                    Deferred Asset          Deferred Liability         Deferred Asset         Deferred Liability
Temporary Differences           Short-Term    Long-Term   Short-Term  Long-Term    Short-Term   Long-Term   Short-Term  Long-Term
                                   TCH$         TCH$        TCH$        TCH$          TCH$        TCH$         TCH$        TCH$
Uncollectibles provision            216.514      314.223     -            -           224.923     383.180      -           -
Inventories                         762.183       -          -            -           898.202      -           -           -
Vacation provision                  169.553       -          -            -           171.590      -           -           -
Amortization of intangibles         -             -          -          4.994.504      -           -           -        5.862.596
Leasing assets                      -             -          -            524.333      -           -           -          677.873
Revaluation of fixed assets         -             -          -          2.681.885      -           -           -        3.748.428
Depreciation of fixed assets                      -                    11.011.672      -           -           -        7.297.715
Severance                           -             -          -            793.372      -           -           -          647.595
Obsolescence provision                1.843      135.086     -            -             6.330     124.740      -           -
Tax losses                          -          8.735.731     -            -            -        1.296.438      -        1.648.854
Other events                        133.603       -         87.472         27.097     210.826      -           -           -
                               ---------------------------------------------------------------------------------------------------
Sub-total                         1.283.696    9.185.040    87.472     20.032.863   1.518.394   1.804.358      -       19.883.061
                               ---------------------------------------------------------------------------------------------------
Net complementary accounts        (228.722)       -          -        (7.109.174)   (945.799)      -           -      (5.807.456)
Valuation provision                 -             -          -            -            -           -           -
                               ---------------------------------------------------------------------------------------------------
       Total                      1.054.974    9.185.040    87.472     12.923.689     572.595   1.804.358      -       14.075.605
                               ---------------------------------------------------------------------------------------------------

d) The income tax account as of September 30, 2003 and 2002 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                                          ITEM                                          2003          2002
                                                                                        TCH$          TCH$
Current tax expense (tax provision)                                                    (779.728)      (840.950)
Prior year tax expense adjustment                                                            201      -
Effect of deferred tax assets and liabilities in the fiscal year                         599.029    (7.619.915)
Effect of amortization of deferred asset and liability complementary accounts          3.027.725      5.205.288
                                                                                    ---------------------------
    Total                                                                              2.847.227    (3.255.577)
                                                                                    ---------------------------


10.  Other Current Assets

Other current assets as Other Current Assets as of September 30, 2003 and 2002, as valued according to Note 2(k), include the following:


                                                 2003             2002
                                                 TCH$             TCH$
Spare parts and supplies                        5.412.871        4.789.134
                                             -------------     ------------
Total other current assets                      5.412.871        4.789.134
                                             -------------     ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


11.  Property, plant and equipment

a) Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles, and plastic cases.

b) Property, plant and equipment as of September 30, 2003 and 2002 are summarized as follows:

                                                                  2003                                  2002
                                                     Gross Value       Accumulated         Gross Value       Accumulated
                                                                      Depreciation                           Depreciation
                                                        TCH$             TCH$                  TCH$             TCH$
Land                                                    13.202.009         -                   14.781.049        -

Buildings and Infrastructure:
Buildings and Constructions                             46.566.864       11.665.091            49.959.978      11.363.010
Construction in progress                                   907.544         -                      672.942        -
                                                   ---------------- ----------------     ----------------- ---------------
                                     Subtotal           47.474.408       11.665.091            50.632.920      11.363.010
                                                   ---------------- ----------------     ----------------- ---------------

Machinery and Equipment:
Machines and Equipment                                 104.439.138       52.724.507           113.133.678      54.505.752
Transportation Equipment                                10.082.397        8.901.906            14.869.354      13.602.411
                                                                                         ----------------- ---------------
                                                   ---------------- ----------------
                                     Subtotal          114.521.535       61.626.413           128.003.032      68.108.163
                                                   ---------------- ----------------     ----------------- ---------------

Other fixed assets:
Office furniture and fixtures                           21.936.683       18.877.702            24.212.328      20.029.726
Advertising equipment                                   50.220.277       31.792.133            55.616.460      31.334.711
Bottles and cases                                       72.425.840       34.943.897            71.551.029      31.928.819
Leasing and Software (1)                                 2.301.659          460.944             2.490.511         337.733
                                                   ---------------- ----------------     ----------------- ---------------
                                     Subtotal          146.884.459       86.074.676           153.870.328      83.630.989
                                                   ---------------- ----------------     ----------------- ---------------

Technical reappraisal of property, plant and             1.879.553          411.186             1.882.281         392.577
equipment
                                                   ---------------- ----------------     ----------------- ---------------
Total property, plant and equipment                    323.961.964      159.777.366           349.169.610     163.494.739
                                                   ---------------- ----------------     ----------------- ---------------

     (1) Leased assets are not the property of the Company until the purchase option is exercised.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment" pertains to the following:

 Net Value                                                2003          2002
                                                          TCH$          TCH$

 Land                                                   1.085.926     1.082.819
 Buildings and constructions                              382.286       406.308
 Machinery and equipment                                      155           577
                                                       -------------------------
   Total higher value of technical reappraisal          1.468.367     1.489.704
                                                       -------------------------


d) The charge to income for depreciation amounted to TCH$17.698.533 (TCH$19.198.253 in 2002). TCH$13.920.880 (TCH$14.676.938 in 2002) of this amount is recorded in operating costs and TCH$3.777.653 (TCH$4.521.315 in 2002) in selling and administration expenses.

e) As of September 30, 2003, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets. It is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.


12.  Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:


a)   As of September 30, 2003:

                                       Currency
                                          in                                   Fiscal                 Propor-
                                        Which                                    year                 tional                 Book
                             Country    Invest.    Number           Issuer's   Profit     Accrued     Equity   Unrealized  Value of
                               Of         Is         of    Interest Equity     (Loss)   Profit(Loss)  Value     Earnings  Investment
Taxpayer ID    Company       Origin    Recorded    Shares     %      TCH$       TCH$       TCH$       TCH$        TCH$       TCH$
96.705.990-0 Envases Central Chile     Pesos     3.123.745  33,00  3.195.857    469.232    154.847   1.054.633     -       1.054.633
               S.A.
Foreign      Comptec S.A.    Colombia  Dollar      130.000  20,00  1.730.775  (205.868)   (41.174)     346.155     -         346.155
                                                                              ------------------------------------------------------
                      Total                                                     113.673  1.400.788     -                   1.400.788
                                                                              ------------------------------------------------------


b)   As of September 30, 2002:

                                       Currency
                                          in                                   Fiscal                 Propor-
                                        Which                                    year                 tional                 Book
                             Country    Invest.    Number           Issuer's   Profit     Accrued     Equity   Unrealized  Value of
                               Of         Is         of    Interest Equity     (Loss)   Profit(Loss)  Value     Earnings  Investment
Taxpayer ID    Company       Origin    Recorded    Shares     %      TCH$       TCH$       TCH$       TCH$        TCH$       TCH$
96.705.990-0 Envases Central Chile     Pesos     3.123.745  33,00  2.615.504  (501.347)  (165.445)   863.116       -         863.116
               S.A.
Foreign      Comptec S.A.    Colombia  Dollar      130.000  20,00  3.398.425     -         -         679.685       -         679.685
                                                                              ------------------------------------------------------
                    Total                                                     (165.445)  1.542.801                 -       1.542.801
                                                                              ------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


13.  Goodwill and negative goodwill

A.   Goodwill:

Goodwill as of September 30, 2003 and 2002, amounting to TCH$274.932.440 and TCH$305.402.776, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$13.332.492 in 2003 and TCH$13.934.784 in 2002.

Goodwill and the effect in income is broken down as follows:

                                                                              2003                        2002
                                                                  --------------------------------------------------------
Taxpayer ID                                                        Amortization    Goodwill     Amortization      Goodwill
                                                                   in the period                in the period
                                                                       TCH$          TCH$           TCH$           TCH$
96.891.720-K   Embonor S.A.                                           9.752.190  203.712.421     9.752.350   216.718.875
Foreign        Sociedad de Cartera del Pacifico S.R.L.                2.267.871   47.676.094     2.643.488    59.097.097
Foreign        Industrial Tisco y Cia. de Transporte Cural S.A.          92.473    1.707.751       107.789     2.134.317
Foreign        Merger of North-South Division on January 1,1998         374.855    6.968.506       436.937     8.705.247
Foreign        Industrial Iquitos S.A.                                   68.685    1.488.169        89.208     1.945.079
Foreign        Inansa S.A.                                              776.418   13.379.499       905.012    16.802.161

                                                                  --------------------------------------------------------
Total                                                                13.332.492  274.932.440    13.934.784   305.402.776
                                                                  --------------------------------------------------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$7.278.185 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 11.75 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which reduced Inversora Los Andes S.A. control to 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$6.321.281 before amortization. The amortization period pending at the close of financial statements is 12.25 years.

c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired the remaining 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$8.885.545, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 14.25 years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.

-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$776.418 in 2003 (TCH$905.012 in 2002).

PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of September 30, 2003, amounting to TCH$10.164.426 (TCH$12.784.643 in 2002), corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.707.751 in 2003 (TCH$2.134.317 in 2002), and secondly to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$6.968.506 in 2003 (TCH$8.705.247 in 2002); as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$1.488.169 in 2003 (TCH$1.945.079 in 2002).

The charge to income amounted to TCH$536.013 (TCH$633.934 in 2002).

(b)  Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of September 30, 2003, amounting to TCH$47.676.094 (TCH$59.097.097 in 2002), corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$2.267.871 in 2003 (TCH$2.643.488 in 2002).

CHILE

(a)  Embonor S.A.

The goodwill as of September 30, 2003 amounting to TCH$203.712.421 (TCH$216.718.875 in 2002), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The charge to income was TCH$9.752.190 in 2003 (TCH$9.752.350 in 2002).

B.   Negative goodwill:

The negative goodwill as of September 30, 2003, amounting to ThCH$761.584 (TCH$
935.279 in 2002), corresponds to the unamortized balance generated in the acquisition the shares of Embotelladora Latinoamericana S.A..

The credit against fiscal year income was ThCh$30.599 in 2003 (ThCh$15.852 in 2002).

The Negative Goodwill and the effect in income is broken down as follows:

                                                                 2003                          2002
                                                    -------------------------------------------------------
Taxpayer ID                                          Amortization     Goodwill     Amortization    Goodwill
                                                     in the period                 in the period
                                                         TCH$           TCH$           TCH$          TCH$
Foreign    Embotelladora Latinoamericana S.A.           30.599         761.584        15.852       935.279
                                                    -------------------------------------------------------
Total                                                   30.599         761.584        15.852       935.279
                                                    -------------------------------------------------------

14.  Intangibles

Intangibles held by the Company as of September 30, 2003 and 2002 are as follows:

                                        2003                                           2002
     Trademarks       Gross Value     Accumulated    Net value     Gross Value     Accumulated       Net value
                          TCH$       amortization                                  amortization
                                         TCH$           TCH$          TCH$             TCH$            TCH$

San Luis               15.284.961      (4.917.019)   10.367.942       17.816.533      (4.834.318)     12.982.215
Kola Inglesa            6.059.394      (1.949.000)    4.110.394        7.062.981      (1.916.219)      5.146.762
Other                     895.915         (46.280)      849.635           39.537          (2.893)         36.644
                     ---------------------------------------------------------------------------------------------
Total                  22.240.270      (6.912.299)   15.327.971       24.919.051      (6.753.430)     18.165.621
                     ---------------------------------------------------------------------------------------------

As of September 30, 2003 and 2002, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$838.537 (TCH$939.500 in 2002).

15.  Other Assets:

Other assets, totaling TCH$8.230.016 as of September 30, 2003 (TCH$9.442.245 in
2002) correspond to the following:

                                                              2003           2002
                                                              TCH$           TCH$
Deferred expenses in the U.S. bond issue                      1.087.903       1.958.751
Deferred expenses in Chilean bond issue                       3.275.365       3.514.205
Deferred expenses of syndicated UF credit facility              157.821         473.360
Recoverable taxes                                             3.209.568       2.651.196
Other                                                           499.359         844.733
                                                         ---------------  --------------
Total                                                         8.230.016       9.442.245
                                                         ---------------  --------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


16.  Short-term bank debt

Short-term bank debt was as follows as at September 30, 2003 and 2002:

                   Bank or
 Taxpayer         Financial
    ID           Institution                   TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                            Other foreign
                                           Dollar            Currencies             UF          Non-adjustable   Total
                                       2003       2002        2003     2002      2003      2002   2003    2002    2003      2002
                                       TCH$       TCH$        TCH$     TCH$      TCH$      TCH$   TCH$    TCH$    TCH$      TCH$
            Short - term
Foreign    Banco Continental del
             Peru                        -           -        -        1.026    -          -        -      -      -            1.026
Foreign    Banco Weise Sudameris         -           -       30.382    -        -          -        -      -      30.382     -
Foreign    Banco de Credito e
             Inversiones                 -           -        -        -        -          -     3.120.000 -   3.120.000     -
                                   -------------------------------------------------------------------------------------------------
                          Totals         -           -       30.382    1.026    -          -     3.120.000 -   3.150.382       1.026
                                   -------------------------------------------------------------------------------------------------
           Principal owed                -           -       30.382    1.026    -          -     3.120.000 -   3.150.382       1.026
           Annual average interest
             rate                        -           -       9.0%      9.0%     -          -       5.0%    -      -          -
            Long - term
97008000-7 Chilean syndicated banks      -           -        -        -    17.776.704 18.410.270   -      -  17.776.704  18.410.270
Foreign    Wachovia Bank                38.851       -        -        -        -          -        -      -      38.851     -
Foreign    RaboBank                    217.477       -        -        -        -          -        -      -     217.477     -
Foreign    Banco de Credito del Peru   101.584       44.359   -        -        -          -        -      -     101.584      44.359
Foreign    Banco Santander              45.810       80.361   -        -        -          -        -      -      45.810      80.361
                                   -------------------------------------------------------------------------------------------------

                          Totals       403.722      124.720   -        -    17.776.704 18.410.270   -      -  18.180.426  18.534.990
                                   -------------------------------------------------------------------------------------------------
           Principal owed           33.579.168      124.720   -        -    35.179.958 52.726.951   -      -  68.759.126  52.851.671
           Annual average interest
            rate                   Libor + 2.5%      13.0%    -        -    Tab + 1.4% Tab + 1.4%   -      -      -           -

           Percentage in foreign currency (%)                                                                    0.96       0.67
           Percentage in domestic currency (%)                                                                  99.04       99.33

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


17. Long-term bank debt:

Long-term bank debt as of September 30, 2003 and 2002 is broken down as follows:


                                                               Years to Maturity                     Closing Date of        Closing
                                                                                                      Actual Period         Date of
                                                                                                                            Previous
                                                                                                                             Period
Tax Ident.     Bank or Financial  Currency Or  More than  More than   More than     More    More   Total as     Annual      Total as
Number                              Index of   1 up to 2  2 up to 3   3 up to 5    than 5   than    of 2003    Interest     of 2002
                                   Adjustment                                     up to 10   10                  Rate
               Institution                       TCH$        TCH$        TCH$       TCH$    TCH$     TCH$         %           TCH$

97008000-7     Chilean
               syndicated banks   U.F.         8.794.990   8.794.989      -           -       -   17.589.979   Tab + 1.4  35.151.301
Foreign        Wachovia Bank (1)  Dollar          -           -       16.524.250      -       -   16.524.250  Libor + 2.5       -
Foreign        RaboBank (1)       Dollar          -           -       16.524.250      -       -   16.524.250  Libor + 2.5       -
Foreign        Banco de Credito
                 del Peru         Dollar         173.504     123.930      -           -       -      297.434    13.00%       462.262
Foreign        Banco Santander    Dollar          61.912      23.928      -           -       -       85.840    13.00%       131.564
                                              --------------------------------------------------------------------------------------
               Total                           9.030.406   8.942.847  33.048.500      -       -   51.021.753              35.745.127
                                              --------------------------------------------------------------------------------------
               % in domestic currency                                                                 34.48%                  98.34%
                                              --------------------------------------------------------------------------------------
               % in foreign currency                                                                  65.52%                   1.66%
                                              --------------------------------------------------------------------------------------

(1) During 2002, the Company obtained 2 five-year loans through its agency in Cayman Islands for a total of US$50,000,000, with three years of grace, for the purpose of optimizing its liability structure.

18.  Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$128.660.440 in 2003 (TCH$190.148.345 in 2002), with accrued interest of TCH$426.444 in 2003 (TCH$1.223.154 in 2002), and is detailed below:


                                                                    Frequency                     Par Value          Placement
 Listing No.   Series   Face amount Bond  Interest Maturity  Interest     Amortization                              in Chile
                        placed and  unit    rate              payment                                               or abroad
                        outstanding of
                                    adjust                                                     2003        2002
                                    -ment                                                      TCH$        TCH$
Long-term bonds--short-term portion:
   New York   Unique    158.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity       125.058      350.637   Foreign
     224      A1            134.000  UF   7,000%  01-08-2003 Semiannual     At maturity        -        11.050.801   Domestic
     224      A2            940.000  UF   7,000%  01-08-2003 Semiannual     At maturity        -        37.692.658   Domestic
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004       30.042       30.027   Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004      271.344      271.214   Domestic
                                                                                          ------------- ------------
Total short-term portion                                                                      426.444   49.395.337
                                                                                          ------------- ------------

Long-term Bonds:
   New York   Unique    158.000.000  US$  9,875%  15-03-2006 Semiannual     At maturity   102.309.363   115.646.550  Foreign
     224      B1            155.000  UF   6,750%  01-02-2020 Semiannual     As from 2004    2.626.635    2.624.496   Domestic
     224      B2          1.400.000  UF   6,750%  01-02-2020 Semiannual     As from 2004   23.724.442   23.705.116   Domestic
                                                                                          ------------- ------------
Total- Long-term portion:                                                                 128.660.440   141.976.162
                                                                                          ------------- ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of December 12, 2002, the Company made an early redemption of Series A1 and A2 bonds amounted to TCH$ 31.167.120. Additionally, as of December 26, 2002, U.S. bonds were repurchased in the amount of US$ 2.000.000.

As of August 1, 2003, the Company performed the total payment of the capital of Series A1 and A2 bonds in the amount of M$ 18.192.797.

19.      Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at September 30, 2003 and 2002:


a)   Current liabilities

                                                                    2003               2002
                                                                    TCH$               TCH$
Provision for invoices to be received and other payments           1.882.465          1.898.518
Provision for fiscal year expenses                                 1.214.844          1.177.544
Provision for bonuses                                              1.472.579          1.685.047
Vacation provision                                                 2.023.133          2.173.664
Severance indemnities provision                                      669.937            633.178
Other                                                                506.837            292.290
                                                             ----------------     --------------
         Total                                                     7.769.795          7.860.241
                                                             ----------------     --------------

b)   Long-term liabilities

                                                                  2003                 2002
                                                                  TCH$                 TCH$
Severance indemnities provision                                    2.166.130          1.965.274
                                                             ----------------     --------------
         Total                                                     2.166.130          1.965.274
                                                             ----------------     --------------


20.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:


                                                                  2003                 2002
                                                                  TCH$                 TCH$
Bottle and case deposits in guarantee                              5.737.863            5.981.861
Leasing                                                              913.995            1.909.899
Others                                                                76.451            1.051.749
                                                             ----------------     ----------------
         Total                                                     6.728.309            8.943.509
                                                             ----------------     ----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


21.  Minority Interest

As of September 30, 2003 the effect of minority interest on liabilities and income is as follows:

Taxpayer ID       Company                           Minority    Company Equity   Fiscal Year     Minority      Profit (loss)
                                                     Interest                       Profit       Interest       for Minority
                                                                                    (loss)                        Interest
                                                        %            TCH$            TCH$          TCH$             TCH$
96.891.720-K      Embonor S.A.                       0,06675        178.983.235       624.707       119.463           (417)
96.972.720-K      Embonor Holdings S.A.              0,00000        125.689.908     2.038.208             1        -
96.517.310-7      Embotelladora Iquique S.A.         0,10000         12.391.020       515.531        12.391           (516)
Extranjero        Arica Overseas S.A.                0,00001         56.734.160     1.751.088       -              -
Extranjero        Sociedad de Cartera del            20,65810       103.786.857     (876.095)    21.440.379         180.984
                    Pacifico S.R.L.
Extranjero        Embotelladora Latinoamericana      26,39689       100.055.385     (675.947)    26.411.507         178.429
                    S.A.
Extranjero        Industrial Iquitos S.A.            23,88900       (1.443.510)     (342.738)     (344.840)          81.877
Extranjero        Inversora los Andes S.A.           0,00013         52.943.350       813.599            67             (1)
Extranjero        Embotelladoras Bolivianas          0,00009         46.077.732     1.250.324            46        -
                  Unidas S.A.
                                                                                               -------------  --------------
Total                                                                                            47.639.014         440.356
                                                                                               -------------  --------------

22.  Changes in equity:

The following were the changes in equity accounts from January 1 to September 30, 2003 and 2002:

---------------------------------------------------------------------------------------------------------------------------------
                   Concept                   Paid-In      Reserve    Premium      Other     Accumulated    Fiscal      Total
                                             Capital        for       on the     reserves   Results        year
                                                        revaluation  sale of                               profit
                                                            of       treasury                              (loss)
                                                        shareholder  stock
                                                          equity
---------------------------------------------------------------------------------------------------------------------------------
                                               TCH$                    TCH$        TCH$        TCH$         TCH$          TCH$
---------------------------------------------------------------------------------------------------------------------------------
 Balances at January 1, 2002                217.054.962      -      20.256.945   4.308.479  (1.319.879)  (8.449.445)  231.851.062
---------------------------------------------------------------------------------------------------------------------------------
 Profit distribution                            -            -          -          -        (8.449.445)    8.449.445       -
---------------------------------------------------------------------------------------------------------------------------------
 Revaluation of shareholders' equity            -         2.821.715    263.341     -          (127.001)     -           2.958.055
---------------------------------------------------------------------------------------------------------------------------------
 Cumulative adjustment for exchange
   differential                                 -                       -        5.383.989      -            -          5.383.989
---------------------------------------------------------------------------------------------------------------------------------
 Fiscal year profit (loss)                      -                       -         -             -       (10.022.914) (10.022.914)
---------------------------------------------------------------------------------------------------------------------------------
 Balances at June 30, 2002                  217.054.962   2.821.715 20.520.286   9.692.468  (9.896.325) (10.022.914)  230.170.192
---------------------------------------------------------------------------------------------------------------------------------
 Balances at June 30, 2002 adjusted by 2.9% 223.349.555   2.903.545 21.115.374   9.973.550 (10.183.318) (10.313.579)  236.845.127
---------------------------------------------------------------------------------------------------------------------------------
 Balances at January 1, 2003                223.566.611      -      20.864.654   6.351.413 (10.062.403) (16.473.094)  224.247.181
---------------------------------------------------------------------------------------------------------------------------------
 Income distribution                            -            -          -          -       (16.473.094)   16.473.094      -
---------------------------------------------------------------------------------------------------------------------------------
 Capital decrease                               -                       -          -           -            -             -
---------------------------------------------------------------------------------------------------------------------------------
 Revaluation of shareholders' equity            -         2.682.799    250.376     -          (318.425)     -          2.614.750
---------------------------------------------------------------------------------------------------------------------------------
 Cumulative adjustment for exchange
   differential                                 -                       -      (5.175.878)     -            -         (5.175.878)
---------------------------------------------------------------------------------------------------------------------------------
 Fiscal year profit (loss)                      -                       -          -           -         (4.401.031)  (4.401.031)
---------------------------------------------------------------------------------------------------------------------------------
 Balances at June 30, 2003                  223.566.611   2.682.799 21.115.030   1.175.535 (26.853.922)  (4.401.031)  217.285.022
=================================================================================================================================

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244,420,704 Series A shares and 266,432,526 Series B shares at a paid-in value of $437.63 each. The Company's shares have no par value.

a)   Number of shares

                          No. of            No. of paid-in      No. of voting
     Series             subscribed             shares              shares
                          shares
       A                244.420.704          244.420.704         244.420.704
       B                266.432.526          266.432.526         266.432.526
                     ----------------------------------------------------------
     Total              510.853.230          510.853.230         510.853.230
                     ----------------------------------------------------------

b)   Capital

     Series               Subscribed capital            Paid-in capital
                                 TCH$                         TCH$
       A                     106.966.747                   106.966.747
       B                     116.599.864                   116.599.864
                     ---------------------------------------------------------
     Total                   223.566.611                   223.566.611
                     ---------------------------------------------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of September 30, 2003:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$104.433.260 (US$158.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                     Amount
                                                  US$

Embotelladoras Bolivianas Unidas S.A.          10.000.000
Embotelladora Latinoamericana S.A.            148.000.000
                                              -----------
                    Total                     158.000.000
                                              -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

 ITEMIZATION                                        Embonor      Inansa
                                                 Holdings S.A.    S.A.       Socap S.R.L.     TOTAL
                                                     TCH$         TCH$          TCH$           TCH$

 2002 Balances                                     23.751.362   3.714.030    (21.113.979)    6.351.413
 Liability hedging                                    -           639.185       9.520.031   10.159.216
 Proportional  equity value per Technical
   Bulletin No. 64                               (15.335.094)       -             -       (15.335.094)
                                                 -------------------------------------------------------
 TOTALS                                             8.416.268   4.353.215    (11.593.948)    1.175.535
                                                 -------------------------------------------------------


d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

                  Type of Shareholder                   Equity Interest (%)        Number of Shareholders
                                                          2003         2002           2003           2002

 Interest of 10% or more                                70,82        70,82            02             02
  Interest of less than 10% with an investment          28,97        28,77           132             85
   greater than or equal to UF 200
  Interest of less than 10% with an investment of        0,21         0,41           267             339
   less than UF 200
                                                     -------------------------------------------------------
  Total                                                  100          100            401             426
                                                     -------------------------------------------------------
  Company controller                                    25,32        25,32            01             01


e)   Dividends

The Company has not distributed dividends to its shareholders during 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


23.  Other Non-Operating Income and Disbursements:

As of September 30, 2003 and 2002 other non-operating income and disbursements are summarized as follows:


a)   Other non-operating income:

                                                              2003                    2002
                                                              TCH$                    TCH$
Gain on asset sale of fixed assets                               252.089            154.952
Gain on sale of other products                                   334.554            494.432
Conversion adjustments (1)                                     1.686.176          1.269.714
Reversal of provision                                             73.325              -
Profit on the sale of broken glass                                65.150             63.910
Other miscellaneous income                                       130.426            876.794
                                                         ----------------    ---------------
         Total                                                 2.541.720          2.859.802
                                                         ----------------    ---------------



b)   Other non-operating disbursements:

                                                              2003                    2002
                                                              TCH$                    TCH$
Miscellaneous expenses and fees                                  245.233            303.205
Holding expenses                                                 972.460            348.824
Board compensation                                               250.969            243.363
Loss on asset sales                                               43.722            150.133
Bottles and cases write-off                                     -                   242.762
Conversion adjustments (1)                                       150.551           -
Amortization of prepaid expenses                               1.140.216          1.418.527
Amortization of intangibles                                      838.537            939.500
Expenses by liabilities negotiation                             -                   566.983
Fair value Swap                                                1.047.219           -
Payment of patent                                                236.320            117.520
Other miscellaneous disbursements                                619.288            417.446
                                                         ----------------    ---------------
       Total                                                   5.544.515          4.748.263
                                                         ----------------    ---------------


(1) This amount corresponds to the conversion of the financial statements of foreign subsidiaries according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Price-level Restatement

The application of price-level restatement as described in Note 2e) caused a net credit of TCH$532.077 against income in 2003 (a net debit of TCH$599.159 in 2002), as follows:

Assets - (charges) and credits                 Adjustment Index           2003               2002
                                                                          TCH$               TCH$
Inventories                                            CPI                      7.074            20.814
Property, plant and equipment                          CPI                  1.392.933         2.056.147
Investment in related companies                        CPI                  1.433.093            21.512
Other non-monetary assets                              CPI                  3.646.506         4.890.911
Expense and cost accounts                              CPI                    361.352           629.144
                                                                       ---------------------------------
  Total                                                                     6.840.958         7.618.528
                                                                       ---------------------------------

Liabilities and equity - (charges) and         Adjustment Index           2003               2002
credits                                                                   TCH$               TCH$
Bank debt                                              CPI                  (494.380)         (628.425)
Equity                                                  UF                (2.614.750)       (3.043.839)
Bonds                                                  U.F.               (1.605.737)       (1.955.982)
Other non-monetary liabilities                       CPI-U.F.             (1.227.614)       (1.845.182)
Income accounts                                        CPI                  (366.400)         (744.259)
                                                                       ---------------------------------
   Total                                                                  (6.308.881)       (8.217.687)
                                                                       ---------------------------------
Profit (loss) due to price-level restatement                                  532.077         (599.159)
                                                                       ---------------------------------


25.  Foreign Exchange

The application of price-level restatement as described in Note 2e) and f) caused a net credit of TCH$1.884.894 in 2003 for the foreign exchange (a net credit of TCH$747.403 in 2002), as follows:



Description                                   Currency                          Amount
                                                                       2003               2002
                                                                       TCH$               TCH$
Accounts and documents receivable              Dollar               (2.600.175)          749.700
Inventory                                      Dollar                    -               621.937
Other non-monetary assets                      Dollar               (2.612.809)        2.899.815
                                                                ---------------------------------
Total (Charges) Credits                                             (5.212.984)        4.271.452
                                                                ---------------------------------
Bank debt                                      Dollar                   173.605        (308.745)
Bonds                                          Dollar                 2.882.000            -
Documents and accounts payable                 Dollar                    14.426      (2.358.935)
Other non-monetary liabilities                 Dollar                 4.027.847        (856.369)
                                                                ---------------------------------
Total (Charges) Credits                                               7.097.878      (3.524.049)
                                                                ---------------------------------
Profit (loss) on exchange differential                                1.884.894          747.403
                                                                ---------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


26.  Extraordinary Items


As of September 30, 2003, the subsidiary Embonor S.A. recognized benefit for tax losses amounting to TCH$1.488 ( TCH$1.205.576 in 2002).

27.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

2003                Deferred Expenses      Increase         Amortization      Balance
                          TCH$               TCH$               TCH$            TCH$
U.S. Bonds                2.415.304             -             (541.694)      1.873.610
Chile Bonds               3.773.870         28.239            (288.740)      3.513.369
                  -----------------------------------------------------------------------
   Total                  6.189.174         28.239            (830.434)      5.386.979
                  -----------------------------------------------------------------------

2002                Deferred Expenses      Increase        Amortization        Balance
                          TCH$               TCH$               TCH$            TCH$
U.S. Bonds                3.177.569       -                   (545.499)       2.632.070
Chile Bonds               4.850.136       -                   (598.017)       4.252.119
                  -----------------------------------------------------------------------
   Total                  8.027.705       -                 (1.143.516)       6.884.189
                  -----------------------------------------------------------------------


28.  Cash flow statement

(a)  Composition of cash and cash equivalents:

As of September 30, 2003 and 2002, the Company has considered the following items as cash and cash equivalents:

                                             2003           2002
                                             TCH$           TCH$
     Cash and Bank balances                3.054.980      3.718.513
     Time Deposits                         1.544.162      6.733.365
     Marketable securities                     8.448     11.846.771
                                       -----------------------------
     Total                                 4.607.590     22.298.649
                                       -----------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(b)  Investment activities relating to future cash flows are as follows:

                                                       2003            2002
                                                       TCH$             TCH$
     Incorporation of assets in leasing               1.037.902       2.216.682
                                                 -------------------------------
     Total                                            1.037.902       2.216.682
                                                 -------------------------------

(c)  Other income received breaks down as follows:

                                                       2003            2002
                                                       TCH$            TCH$
     Net collection of guarantee deposits               111.195         222.603
     Sale of broken glass and others not in use          91.155          78.757
     Share in advertising                             2.062.198       1.815.816
     Recovery of other income                            69.494         288.531
     Sale of promotional articles                     1.038.426         604.734
     Miscellaneous services (processing)                184.427         482.340
     Sale of investments                                201.361          75.451
     Sales of assets and other products                 445.761         427.433
     Other                                              149.783         546.631
                                                 -------------------------------
     Total                                            4.353.800       4.542.296
                                                 -------------------------------

(d) Other paid-in expenses as follows:

                                                       2003            2002
                                                       TCH$            TCH$
     Remuneration of Board of Directors                 250.969         243.363
     Tax from previous years                              5.562         140.442
     Previous years expenses                            265.950         268.348
     Central administration expenses                    341.746         348.824
     Repurchase of bottles and cases                    128.364         -
     Municipal Tax                                      236.320         -
     Other miscellaneous items                          208.245         697.511
                                                  ------------------------------
     Total                                            1.437.156       1.698.488
                                                  ------------------------------

(e) Other sources of financing as follows:

                                                       2003            2002
                                                       TCH$            TCH$
      Financial income from Swap                      7.819.696        -
      Recovery of guarantee                              41.056         156.173
      Other sources                                      13.414          14.128
                                                   -----------------------------
      Total                                           7.874.166         170.301
                                                   -----------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(e) Other disbursements for financing as follows:

                                                       2003            2002
                                                       TCH$            TCH$
     Payments by rate Swap                            1.482.321         -
     Refund of guarantee                                 -               188.650
     Other disbursements                                 -               242.897
                                                   -----------------------------
     Total                                            1.482.321          431.547
                                                   -----------------------------

29.           Derivative Agreements:

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                      Description of the contracts               Value of               Accounts that affects
                      ------------------------------------------------------        the       --------------------------------------
  Type of  Type of     Value of   Expira-  Specific  Position   Transaction      guarantee    Assets/Liabilities   Effect on results
derivative agreement   agreement    tion     Item     buys       protected       protected    --------------------------------------
                                    date              sale    Name     Amount                  Name     Amount      Fact    Not Fact
------------------------------------------------------------------------------------------------------------------------------------
                         US$                                            TCH$        TCH$                 TCH$       TCH$      TCH$
------------------------------------------------------------------------------------------------------------------------------------
     S        CCPE   160.000.000  March     USD-         B    USA    109.604.800 105.755.200 Notes and  5.014.82 (1.047.219)   --
                                   2006     LIBOR-BBA                   Bonds                  Bonds
                                                                                              payable
------------------------------------------------------------------------------------------------------------------------------------
     FR       CCTE     2.000.000  October     USD        B    US$      1.321.940   1.321.940 Inventory/  321.940  -         (57.956)
                                   2003                       Costs                           Accounts
                                                                                              payable
------------------------------------------------------------------------------------------------------------------------------------
     FR       CCTE     2.000.000  November    USD        B    US$      1.321.940   1.321.940 Inventory/  321.940  -         (63.231)
                                   2003                       Costs                           payable
------------------------------------------------------------------------------------------------------------------------------------
     FR       CCTE     2.000.000  December    USD        B    US$      1.321.940   1.321.940 Inventory/  321.940  -         (69.609)
                                   2003                       Costs                           payable
------------------------------------------------------------------------------------------------------------------------------------
     FR       CCTE     2.000.000  January     USD        B    US$      1.321.940   1.321.940 Inventory/  321.940  -         (76.542)
                                   2004                       Costs                           payable
------------------------------------------------------------------------------------------------------------------------------------

On June 20, 2002, the company signed a rate swap hedge with a foreign financial institution in order to protect the market value of the US$160.000.000 bond issued on the U.S. market. This hedge was partially liquidated on June 10, 2003, creating an advance of US$8.130.000 for the Parent Company. On September 15, 2003, the Company payment Swap expenses by US$ 2.242.644,44.

The Company signed exchange rate forward hedges in the third quarter of 2003 with financial institutions in order to protect the cash flow payable for dollar debt. These hedges generated profits of ChTh$1.448.060, which were imputed toward interest income and loss of ChTh$1.091.945, which were imputed to financial expenses.

30.  Contingencies and commitments

As of September 30, 2003 and 2002, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 30 c).

(a)  Direct commitments

As of September 30, 2003 and 2002, there were no direct commitments.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(b)  Indirect commitments

As of September 30, 2003 and 2002, there were no indirect commitments.

(c)  Lawsuits or other legal actions

Sociedad de Cartera del Pacifico S.R.L. and Embotelladora Latinoamericana S.A.
(ELSA) are parties to various legal, labor and tax lawsuits relating to their operations in Peru. In the opinion of the Management and legal counsel, the outcome of these processes will not result in significant expense for the Company.

The principal processes in relation to these matters are:

i) The tax authorities have required that ELSA pay a General Sales Tax (IGV) on the value of the Kola Inglesa and San Luis trademarks acquired in March 1997 by Porvent S.A. According to Peruvian tax laws, intangible assets are assessable by the IGV only if they are contained on tangible objets and, in the case of imports, if the seller is a Peruvian entity.

The Management of the Company and its legal counsel consider that the above requirements do not apply to this transaction. The IGV and the fines set by the tax authorities total approximately TCH$ 12.192.572. If the Company must pay the IGV, it could be used as a credit against future payments of that tax.

ii) The Company did not pay the Minimum Income Tax (IMR) for the year ending December 31, 1996 based on a resolution issued by the Constitutional Court of Peru in October 1996 in favor of two other entities, which provided that the IMR did not apply to those companies because they had tax losses during that period. The tax totaled TCH$1.033.220 as of September 30, 2003.

ELSA has filed legal action to prevent any attempt by the tax authorities to demand the tax. Management and legal counsel believe that they will not have to pay any such tax.

iii) The tax authorities in Peru have made observations regarding the fiscal credit used in the period from April 1997 to March 1998. The observations relate to the write-off of returnable plastic and glass bottles that was made, according to an appraisal, less than two years after the purchase date. Pursuant to tax law, the General Sales Tax which was used as a fiscal credit that was assessed on the purchase of these bottles must be returned if they have been sold or written off within two years of the purchase date.

The amount claimed by the Peruvian tax authorities for the period under audit totals approximately TCH$ 2.194.447. Additionally, there is an unquantified contingent liability associated with this matter for the years subject to audit (1998 through 2002).

ELSA is at this time gathering supporting documentation to show that the bottles written-off related to purchases made more than two years earlier. In the opinion of Management and

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


its legal counsel, the resolution of this issue will not be of significant expense to the Company.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


iv) In November 27, 2002, Fiscal Court Resolution No. 05234-3-2002 was issued denying the Company the right to make use of Special Apportionment Regime Law No. 27344 (RFE) invoked by the Company in 2000 only regarding the sums related to Case No. 400213 for approximately TCH$2.134.156.

In the opinion of the Fiscal Court, the Company should have included all of the cases pending against the Tax Administration or otherwise specify that the invocation of the RFE was only partial. Although the Company initially failed to specify that its submission was partial and limited only to the aforesaid case, this fact was remedied by a complementary letter.

The Company is proposing a contentious-administrative lawsuit before the Lima Superior Court. In the opinion of management and the Company's legal counsel, there is jurisprudence of the Supreme Court in support of the company's position so no reserve would have to be made for this reason.


d)   Restrictions:

U.S. Bonds

The placement of Bonds for US$160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from December 31, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

Chilean Syndicated Loan

The Syndicated Loan received by Coca-Cola Embonor S.A. on the Chilean market amounting to UF 3.460.000 is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

(iv) Maintain a ratio of funded debt to EBITDA below 5.5 times as of December 31 each year.


Wachovia Bank, National Association and Rabobank Curacao N.V.  Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.


31.  Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of September 30, 2003 and 2002.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32.  Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of September 30, 2003 and 2002, are summarized as follows:

a)   Assets:

       ----------------------------------------------------------------------------------------------------
                             Line                     Currency            Amount             Amount
       ====================================================================================================
                                                                           2003               2002
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
                                                -----------------------------------------------------------
       Cash                                     Non-adjustable pesos         2.104.085          2.674.825
                                                -----------------------------------------------------------
                                                Dollars                        209.064            212.456
                                                -----------------------------------------------------------
                                                Bolivianos                     102.714             42.989
                                                -----------------------------------------------------------
                                                New Soles                      639.117            788.243
       ----------------------------------------------------------------------------------------------------
       Time deposits                            Dollars                        310.656          5.665.954
                                                -----------------------------------------------------------
                                                Non-adjustable pesos         -                  -
                                                -----------------------------------------------------------
                                                New Soles                    1.233.506          1.067.411
       ----------------------------------------------------------------------------------------------------
       Marketable securities                    Non-adjustable pesos         -                  1.918.836
                                                -----------------------------------------------------------
                                                Dollars                          8.448          9.927.935
       ----------------------------------------------------------------------------------------------------
       Sales receivables                        Non-adjustable pesos         6.040.664          6.398.154
                                                -----------------------------------------------------------
                                                Dollars                      -                     45.342
                                                -----------------------------------------------------------
                                                Bolivianos                   1.007.805          1.225.796
                                                -----------------------------------------------------------
                                                New Soles                    3.713.428          3.238.688
       ----------------------------------------------------------------------------------------------------
       Documents receivable                     Non-adjustable pesos         4.385.774          4.462.763
                                                -----------------------------------------------------------
                                                Dollars                         66.944              8.922
                                                -----------------------------------------------------------
                                                Bolivianos                     370.068            395.761
                                                -----------------------------------------------------------
                                                New Soles                      102.013            134.383
       ----------------------------------------------------------------------------------------------------
       Sundry receivables                       Non-adjustable pesos         1.402.807          1.140.618
                                                -----------------------------------------------------------
                                                Dollars                        340.904            486.255
                                                -----------------------------------------------------------
                                                Bolivianos                      29.097             60.621
                                                -----------------------------------------------------------
                                                New Soles                      529.703          1.015.233
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
       ----------------------------------------------------------------------------------------------------
                                                                           2003               2002
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Accounts and documents related companies Adjustable pesos             -                  -
                                                -----------------------------------------------------------
                                                Non-adjustable pesos            88.127            197.281
                                                -----------------------------------------------------------
                                                Dollars                        111.014            851.978
                                                -----------------------------------------------------------
                                                New Soles                    -                  -
       ----------------------------------------------------------------------------------------------------
       Inventories                              Non-adjustable pesos         3.414.354          3.355.066
                                                -----------------------------------------------------------
                                                Dollars                      4.576.843          4.881.035
                                                -----------------------------------------------------------
                                                Bolivianos                   1.252.424          1.407.488
                                                -----------------------------------------------------------
                                                New Soles                    1.645.697          1.689.890
       ----------------------------------------------------------------------------------------------------
       Recoverable taxes                        Non-adjustable pesos           981.169          4.921.233
                                                -----------------------------------------------------------
                                                New Soles                       28.024              7.906
                                                -----------------------------------------------------------
                                                Bolivianos                       3.760          -
       ----------------------------------------------------------------------------------------------------
       Prepaid expenses                         Non-adjustable pesos         2.162.350          2.667.968
       ----------------------------------------------------------------------------------------------------
                                                Dollars                      2.905.576          3.999.057
                                                -----------------------------------------------------------
                                                Bolivianos                   1.874.251          1.792.320
                                                -----------------------------------------------------------
                                                New Soles                      712.617            555.713
       ----------------------------------------------------------------------------------------------------
       Deferred taxes                           Non-adjustable pesos           967.502            572.595
       ----------------------------------------------------------------------------------------------------
       Other current assets                     Non-adjustable pesos         1.013.531            968.158
                                                -----------------------------------------------------------
                                                Dollars                      1.364.907          1.479.557
                                                -----------------------------------------------------------
                                                New Soles                    3.034.433          2.341.419
                                                -----------------------------------------------------------
                                                Bolivianos                   -                  -
       ----------------------------------------------------------------------------------------------------
       Total current assets                                                 48.733.376         72.599.849
       ----------------------------------------------------------------------------------------------------
       Land                                     Non-adjustable pesos         3.702.191          3.705.284
                                                -----------------------------------------------------------
                                                Dollars                      2.677.462          3.120.917
                                                -----------------------------------------------------------
                                                New Soles                    6.822.356          7.954.848
       ----------------------------------------------------------------------------------------------------
       Buildings and Infrastructure             Non-adjustable pesos        25.042.234         24.965.237
                                                -----------------------------------------------------------
                                                Dollars                      4.815.472          5.362.073
                                                -----------------------------------------------------------
                                                New Soles                   17.616.702         20.305.610
       ----------------------------------------------------------------------------------------------------
       Machinery and equipment                  Non-adjustable pesos        39.449.990         39.061.291
                                                -----------------------------------------------------------
                                                Dollars                     25.047.915         28.891.639
                                                -----------------------------------------------------------
                                                New Soles                   50.023.630         60.050.102
       ----------------------------------------------------------------------------------------------------
       Other fixed assets                       Non-adjustable              59.659.365         55.154.045
                                                pesos
                                                -----------------------------------------------------------
                                                Dollars                     27.687.402         30.658.957
                                                -----------------------------------------------------------
                                                New Soles                   59.537.692         68.057.326
       ----------------------------------------------------------------------------------------------------
       Technical reappraisal of property,       Non-adjustable pesos         1.879.553          1.882.281
       plant and equipment
       ----------------------------------------------------------------------------------------------------
       Accumulated Depreciation                 Non-adjustable pesos      (65.468.275)       (58.577.651)
                                                -----------------------------------------------------------
                                                Dollars                   (19.230.536)       (19.558.961)
                                                -----------------------------------------------------------
                                                New Soles                 (75.078.555)       (85.358.127)
       ----------------------------------------------------------------------------------------------------
       Total  property, plant and equipment                                164.184.598        185.674.871
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
       ----------------------------------------------------------------------------------------------------
                                                                           2003               2002
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Investment in related companies          Non-adjustable pesos         1.054.633            863.116
                                                -----------------------------------------------------------
                                                Dollars                        346.155            679.685
       ----------------------------------------------------------------------------------------------------
       Investment in other companies            Non-adjustable pesos               981                990
                                                -----------------------------------------------------------
                                                Dollars                         72.784             84.840
                                                -----------------------------------------------------------
                                                New Soles                       37.322             43.503
       ----------------------------------------------------------------------------------------------------
       Goodwill                                 Non-adjustable pesos       203.712.421        216.718.875
                                                -----------------------------------------------------------
                                                Dollars                     60.977.107         75.899.258
                                                -----------------------------------------------------------
                                                New Soles                   10.242.912         12.784.643
       ----------------------------------------------------------------------------------------------------
       Negative goodwill                        Dollars                      (761.584)          (935.279)
       ----------------------------------------------------------------------------------------------------
       Long-term receivables                    Dollars                        164.885             45.059
                                                -----------------------------------------------------------
                                                New Soles                    -                    224.458
       ----------------------------------------------------------------------------------------------------
       Intangibles                              Non-adjustable pesos            19.703             19.779
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                   22.220.567         24.899.272
       ----------------------------------------------------------------------------------------------------
       Amortization                             Non-adjustable pesos           (3.317)            (2.893)
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                  (6.908.982)        (6.750.537)
       ----------------------------------------------------------------------------------------------------
       Other                                    Non-adjustable pesos         5.020.448          6.791.049
                                                -----------------------------------------------------------
                                                Dollars                      -                  -
                                                -----------------------------------------------------------
                                                New Soles                    3.209.568          2.651.196
       ----------------------------------------------------------------------------------------------------
       Total other assets                                                  299.405.603        334.017.014
       ----------------------------------------------------------------------------------------------------
       Total assets                                                        512.323.577        592.291.734
       ----------------------------------------------------------------------------------------------------
                                                Adjustable pesos             -                  -
       ----------------------------------------------------------------------------------------------------
                                                Non-adjustable pesos       296.630.290        319.858.900
       ----------------------------------------------------------------------------------------------------
                                                Dollars                    111.691.418        151.806.679
       ----------------------------------------------------------------------------------------------------
                                                New Soles                   99.361.750        115.701.180
       ----------------------------------------------------------------------------------------------------
                                                Bolivianos                   4.640.119          4.924.975
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

b)   Liabilities:

------------------------------------------------------------------------------------------------------------------------------------
     Line         Currency                       Out to 90 days                            From 90 days to 1 year
------------------------------------------------------------------------------------------------------------------------------------
                                          2003                      2002                   2003                   2002
------------------------------------------------------------------------------------------------------------------------------------
                                    Amount       Annual       Amount      Annual    Amount     Annual         Amount      Annual
                                     TCH$       average        TCH$      average    TCH$       average         TCH$       average
                                                interest                 interest             interest                 interest rate
                                                  rate                     rate                 rate
------------------------------------------------------------------------------------------------------------------------------------
  CURRENT
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Short-term     Non-adjustable $    3.120.000     5.00%        -           -             -             -          -              -
bank debt      ---------------------------------------------------------------------------------------------------------------------
               New Soles              30.382     9.00%          1.026   9.00%           -             -          -              -
------------------------------------------------------------------------------------------------------------------------------------
Long-term bank Adjustable pesos      -              -          -           -      17.776.704   TAB+1.4%     18.410.270    TAB+1.4
debt -         ---------------------------------------------------------------------------------------------------------------------
short-term     New Soles            -              -          -           -             -             -          -              -
portion        ---------------------------------------------------------------------------------------------------------------------
               Dollars                11.159    13.00%         10.810   13.00%       392.563    13.00%         113.910     13.00%
------------------------------------------------------------------------------------------------------------------------------------
Bonds -        Adjustable pesos      301.386     6.75%     49.044.700    7.00%          -              -         -              -
short-term     ---------------------------------------------------------------------------------------------------------------------
portion        Dollars               125.058    9.875%        350.637   9.875%          -             -          -              -
------------------------------------------------------------------------------------------------------------------------------------
Accounts       Non-adjustable $    5.116.448       -        4.750.534     -             -             -          -              -
payable        ---------------------------------------------------------------------------------------------------------------------
               Dollars             6.655.031       -        4.561.750     -             -             -          -              -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles           1.580.495       -        2.288.792     -             -             -          -              -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos            199.302       -          149.407     -             -             -          -              -
------------------------------------------------------------------------------------------------------------------------------------
Documents      Dollars             1.038.920       -        1.098.070     -             -             -          -              -
payable        ---------------------------------------------------------------------------------------------------------------------
               New Soles              12.147       -          145.674     -             -             -          -              -
------------------------------------------------------------------------------------------------------------------------------------
Sundries       Non-adjustable $      795.075       -        1.103.385     -             -             -          -              -
payable        ---------------------------------------------------------------------------------------------------------------------
               Dollars              -              -          -           -             -             -          -              -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles             392.008       -          751.886     -             -             -          -              -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos           -              -          -           -             -             -          -              -
------------------------------------------------------------------------------------------------------------------------------------
Intercompany   Non-adjustable $    2.687.883       -        1.513.356     -             -             -          -              -
documents and  ---------------------------------------------------------------------------------------------------------------------
accounts       Dollars             2.754.199       -        1.111.362     -             -             -          -              -
payable        ---------------------------------------------------------------------------------------------------------------------
               New Soles            -              -          -           -             -             -          -              -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------------------------------------------------------------------------------------------
     Line         Currency                       Out to 90 days                              From 90 days to 1 year
------------------------------------------------------------------------------------------------------------------------------------
                                          2003                      2002                   2003                    2002
------------------------------------------------------------------------------------------------------------------------------------
                                    Amount       Annual       Amount      Annual    Amount     Annual         Amount      Annual
                                     TCH$       average        TCH$      average    TCH$       average         TCH$       average
                                                interest                 interest             interest                 interest rate
                                                  rate                     rate                 rate
------------------------------------------------------------------------------------------------------------------------------------
  CURRENT
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Provisions     Adjustable $         -             -          -              -          -           -            -            -
               --------------------------------------------------------------------------------------------------------------------
               Non-adjustable $    1.424.990      -         1.162.154       -      1.685.957       -          1.560.754      -
               --------------------------------------------------------------------------------------------------------------------
               New Soles           3.093.911      -         3.811.019       -          -           -            552.641      -
               --------------------------------------------------------------------------------------------------------------------
               Bolivianos          1.559.144      -           754.912       -          -           -            -            -
               --------------------------------------------------------------------------------------------------------------------
               Dollars                 5.793      -            18.761       -          -           -            -            -
-----------------------------------------------------------------------------------------------------------------------------------
Withholdings   Non-adjustable $    1.676.309      -         1.713.273       -          -           -            -            -
               --------------------------------------------------------------------------------------------------------------------
               New Soles           1.369.969      -         1.580.685       -          -           -            -            -
               --------------------------------------------------------------------------------------------------------------------
               Bolivianos            882.050      -           961.750       -          -           -            -            -
-----------------------------------------------------------------------------------------------------------------------------------
Dividend       Non-adjustable $     -             -          -              -         20.044       -            -            -
payable
-----------------------------------------------------------------------------------------------------------------------------------
Other current  Dollars              -             -          -              -          -           -            -            -
liabilities    --------------------------------------------------------------------------------------------------------------------
               New Soles             253.424      -          -              -          -           -            -            -
               --------------------------------------------------------------------------------------------------------------------
               Non-adjustable $      123.909      -            84.042       -          -           -            -            -
-----------------------------------------------------------------------------------------------------------------------------------
Total current                     35.208.992      -        76.967.985       -     19.875.268       -         20.637.575      -
liabilities    --------------------------------------------------------------------------------------------------------------------
               Non-adjustable $   14.944.614      -        10.326.744       -      1.706.001       -          1.560.754      -
               --------------------------------------------------------------------------------------------------------------------
               Adjustable $          301.386      -        49.044.700       -     17.776.704       -         18.410.270      -
               --------------------------------------------------------------------------------------------------------------------
               Dollars            10.590.160      -         7.151.390       -        392.563       -            113.910      -
               --------------------------------------------------------------------------------------------------------------------
               New Soles           6.732.336      -         8.579.082       -          -           -            552.641      -
               --------------------------------------------------------------------------------------------------------------------
               Bolivianos          2.640.496      -         1.866.069       -          -           -            -            -
-----------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of September 30, 2003:

------------------------------------------------------------------------------------------------------------------------------------
     Line           Currency         1 to 3 years               3 to 5 years            5 to 10 years          More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
                                 Amount         Annual       Amount      Annual      Amount       Annual       Amount      Annual
                                  TCH$          average       TCH$       average       TCH$       average       TCH$      average
                                             interest rate            interest rate            interest rate           interest rate
------------------------------------------------------------------------------------------------------------------------------------
 LONG-TERM
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Bank debt      Adjustable $      17.589.979    TAB+1.4%         -         -             -           -           -               -
               ---------------------------------------------------------------------------------------------------------------------
               Dollars              383.274     13.00%     33.048.500  Libor+2.5%       -           -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Bonds          Adjustable $        -               -            -         -             -           -        26.351.077        6.85%
               ---------------------------------------------------------------------------------------------------------------------
               Dollars             -               -      102.309.363    9.875%         -           -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term      Non-adjustable $     434.012        -          116.080     -          190.875        -           307.733         -
provisions     ---------------------------------------------------------------------------------------------------------------------
               New Soles           -               -            -         -             -           -           -               -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos          -               -        1.117.430     -             -           -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term      Non-adjustable $    -               -            -         -             -           -           -               -
deferred tax   ---------------------------------------------------------------------------------------------------------------------
               New Soles          3.738.649        -            -         -             -           -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Other          Adjustable $         503.435        -          335.625     -          503.431        -           -               -
long-term      ---------------------------------------------------------------------------------------------------------------------
liabilities    Non-adjustable $     522.693        -            9.798     -          140.781        -         2.369.135         -
               ---------------------------------------------------------------------------------------------------------------------
               Dollars             -               -             -        -             -           -           -               -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles         1.338.642        -            36.587     -           27.634        -           -               -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos         -               -           940.548     -             -           -           -               -
------------------------------------------------------------------------------------------------------------------------------------
Total          Total             24.910.684        -      137.913.931     -          862.721        -        29.027.945         -
long-term      ---------------------------------------------------------------------------------------------------------------------
liabilities    Adjustable $      18.093.414        -          335.625     -          503.431        -        26.351.077         -
               ---------------------------------------------------------------------------------------------------------------------
               Non-adjustable $     956.705        -          125.878     -          331.656        -         2.676.868         -
               ---------------------------------------------------------------------------------------------------------------------
               Dollars              383.274        -      135.357.863     -             -           -           -               -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles          5.077.291        -           36.587     -           27.634        -           -               -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos          -               -        2.057.978     -             -           -           -               -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of September 30, 2002:


------------------------------------------------------------------------------------------------------------------------------------
     Line           Currency            1 to 3 years           3 to 5 years            5 to 10 years            More than 10 years
------------------------------------------------------------------------------------------------------------------------------------
                                  Amount        Annual        Amount   Annual        Amount      Annual        Amount        Annual
                                   TCH$         average        TCH$    average        TCH$       average        TCH$         average
                                               interest               interest                  interest                    interest
                                                 rate                   rate                       rate                       rate
------------------------------------------------------------------------------------------------------------------------------------
 LONG-TERM
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
Bank debt      Adjustable $      35.151.301    TAB+1.4%         -         -             -             -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               Dollars              544.458     13.00%         49.368   13.00%          -             -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles           -               -            -         -             -             -         -               -
------------------------------------------------------------------------------------------------------------------------------------
Bonds          Adjustable $        -               -            -         -             -             -      26.329.612       6,85%
               ---------------------------------------------------------------------------------------------------------------------
               Dollars             -               -      115.646.550   9.875%          -             -         -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term      Non-adjustable $     371.228        -          250.126     -             125.562       -         504.229         -
deferred tax   ---------------------------------------------------------------------------------------------------------------------
               New Soles         11.020.102        -            -         -             -             -         -               -
------------------------------------------------------------------------------------------------------------------------------------
Long-term      Non-adjustable $     761.539        -           54.564     -              73.472       -          63.560         -
provisions     ---------------------------------------------------------------------------------------------------------------------
               New Soles           -               -            -         -             -             -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos          -               -        1.012.139     -             -             -         -               -
------------------------------------------------------------------------------------------------------------------------------------
Other          Non-adjustable $     429.674        -            5.621     -             807.353       -       2.809.242         -
long-term
liabilities
               ---------------------------------------------------------------------------------------------------------------------
               Adjustable $         636.633        -          424.421     -             848.660       -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               Dollars             -               -            -         -             -             -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles          1.525.197        -           37.810     -              51.935       -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos          -               -        1.366.963     -             -             -         -               -
------------------------------------------------------------------------------------------------------------------------------------
Total          Total              50.440.132        -     118.847.562     -           1.906.982       -      29.706.643         -
long-term      ---------------------------------------------------------------------------------------------------------------------
liabilities    Adjustable $      35.787.934        -          424.421     -             848.660       -      26.329.612         -
               ---------------------------------------------------------------------------------------------------------------------
               Non-adjustable $   1.562.441        -          310.311     -           1.006.387       -       3.377.031         -
               ---------------------------------------------------------------------------------------------------------------------
               Dollars              544.458        -      115.695.918     -             -             -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               New Soles         12.545.299        -           37.810     -              51.935       -         -               -
               ---------------------------------------------------------------------------------------------------------------------
               Bolivianos          -               -        2.379.102     -             -             -         -               -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

33.  Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.


34.  Research and Development Expenses:

As of September 30, 2003 and 2002, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

35.  Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$250.969 in 2003 and TCH$243.363 in 2002.


36.  Material Events

Coca-Cola Embonor S.A.

1.   Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 28, 2003. The purpose was:

a) to approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2002 to December 31, 2002;

b) to discuss the results in the 2002 fiscal year;

c) to appoint the external auditors for the 2003 fiscal year;

d) to decide on the compensation of the Board of Directors for the 2003 fiscal year;

e) to report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) to decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g) to decide on the 2003 dividend policy;

h) to set the compensation of the Directors Committee and its expense budget;

i) to hear and analyze, in general, any matter relating to the management and administration of the corporate business and to adopt the resolutions deemed convenient that are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2.   The Company Board of Directors was elected for two years as follows:

     Regular members
     -----------------
     Hernan Vicuna Reyes
     Manuel Antonio Tocornal Astoreca
     Diego Hernan Vicuna Garcia-Huidobro
     Jorge Lesser Garcia Huidobro
     Glenn Jordan Schoenbohm
     Leonidas Vial Echeverria
     Mariano Rossi Rosales

     Alternate members
     -----------------
     Juan Mackena Iniguez
     Arturo Garnham Bravo
     Jose Tomas Errazuriz Grez
     Eugenio Tagle Barriga
     Rodrigo Romero Cabezas
     Jose Miguel Barros v.H.t.W.
     Gerardo Beramendi

3. On July 9, 2003, the Parent Company became a surety and solidary co-debtor for its subsidiaries Inversora Los Andes S.A., incorporated in Bolivia, and Embotelladora Arica Overseas, incorporated in the Cayman Islands, to secure the obligations under one-year loans granted by Embotelladora Latinoamericana S.A. del Peru to such subsidiaries in the amount of US$5.500.000 and US$10.000.000, respectively.

4. On July 17, 2003, the Parent Company signed an interest rate swap agreement with Banco Santander Santiago for its debt with Wachovia Bank, National Association, and Rabobank Curacao N.V. totalling US$50.000.000. This agreement sets down a debt of ChTh$35.000.000 at an exchange rate of CH$700 for principal and interest payments, at the nominal TAB rate plus 2,45%.

5. On July 21, 2003, Coca-Cola Embonor S.A. received a purchase offer from Corporacion Jose R. Lindley S.A. for the Peruvian Subsidiary Embotelladora Latinoamericana S.A., ELSA, the terms of which were not accepted. Notwithstanding the foregoing, Corporacion Jose R. Lindley S.A. has informed us that their investment banking financial advisors JP Morgan, have been given instructions to re-analyze the information and valuation of ELSA, the result of which is still pending.

6. Bond Holder's Meeting convened for September 29 at 15:30 hours, corresponding to Series B Bonds (Sub series B1 and B2, registered at the Securities Registry under N(degree) 224), issued by Coca Cola Embonor S.A., which was requested by Coca Cola Embonor S.A. through a letter dated September 9, 2003, we inform you that the Company has decided on the date hereof to postpone said meeting until a future date to be timely informed.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


37.  Subsequent events

No material events have occurred between September 30, 2003 and the date of preparation of the financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

38.  The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                Budgeted                  Spent
                                          TCH$                   TCH$
Effluent Treatment                       188.946                 36.229
Operating Cost                            90.000                    -
                                  ------------------        -----------------
Total                                    278.946                 36.229
                                  ------------------        -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS


I    September 2003 vs. 2002

Consolidated sales volume totaled 132.6 million unit cases. The growth was 5.5% on a cumulative basis as of September. The Chile Operation accumulated a growth of 5.3%, Peru 3.7% and Bolivia 11.4%.

In this regard, the company is optimistic about a moderate recovery in the economies where its three operations do business. The company is also satisfied with its good performance on the market, which enabled it to strengthen its position in comparison to the trend in competing brands. However operating revenue declined 7.4% on a consolidated level to a total of TCH$165.915.029 (MUS$251.017,5). Operating profit declined 35.82% to a total of TCH$12.133.369 on a consolidated level (MUS$18.356,9), which represents 7.3% of revenues compared to 10.6% in the previous year, due fundamentally to a drop in unit sales prices in the Chile, Peru and Bolivia franchises. During the third quarter ending September 30, 2003, the operating cash flow was TCH$29.831.902 (MUS$45.133,5) (operating profit (loss) + depreciation), a decrease of 21.7% compared to the previous year, which accounts for 18.0% of consolidated revenues. There was a non-operating loss of TCH$19.854.070 (MUS$30.037,8) compared to a loss of TCH$26.742.204 in the previous year. The decrease in the non-operating loss is due primarily to increases in financial income and exchange differentials. The non-operating loss in 2003 included a goodwill amortization of TCH$13.332.492, which does not represent cash flows. The net loss was TCH$4.401.031, which compares to the net loss of TCH$10.313.579.

Chilean Operations

In Chile, the physical sales volume increased by 5.3% in the third quarter ending September 30, 2003, compared to the same period in the previous year. The nominal prices per unit case have been reduced slightly since the beginning of 2003. This situation is expected to be reversed in the short term. Sales revenue totaled ChTh$84.291.022 (USTh$127.526,2), representing an increase of 2.3% compared to the same period in the previous year. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$15.427.218 (MUS$23.340,3), which represents 18.3% of revenues compared to 18,9% in the previous year.

Peruvian Operations

In Peru, physical sales rose 3.7% compared to the previous year. The company's competitive environment has stabilized, and there has been two percentage points increase in the market share for the ELSA operation since January of this year. Net revenue totaled TCH$58.580.172 (MUS$88.627,6), which represents a 17.7% decrease in relation to 2002. The operating cash flow (operating profit + depreciation) was TCH$8.912.323 (MUS$13.483,7), which accounts for 15.2% of revenue compared to 23.2% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Bolivian Operations

In Bolivia, physical sales rose 11.4% with respect to the previous year, reflecting a recovery in demand in the Bolivian market. Like in the other operations, the competitive situation has remained stable and there has been a slight gain in market share at the expense of competing brands. Local prices per unit case have also experienced a slight drop in nominal currency, which is the result of business tactics that, in the opinion of the Company, do not reflect a medium-term pricing strategy. Net revenue totaled TCH$23.043.835 (MUS$34.863,7), which represents a 9.8% decrease in relation to 2002. Operating cash flow (operating profit + depreciation) was TCH$5.492.361 (MUS$8.309,6), which accounts for 23.8% of revenue in comparison to 23.3% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of September 30, 2003 and 2002 are shown below:

-------------------------------------------------------------------------------------------
Concepts                                                    2003                 2002
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Liquidity
-------------------------------------------------------------------------------------------
Current assets                                             48.733.376           72.599.849
-------------------------------------------------------------------------------------------
Current liabilities                                        55.084.260           97.605.559
-------------------------------------------------------------------------------------------
Liquidity                                                        0.88                 0.74
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Acid ratio
-------------------------------------------------------------------------------------------
Current assets - Inventories                               37.844.058           61.266.370
-------------------------------------------------------------------------------------------
Current liabilities                                        55.084.260           97.605.559
-------------------------------------------------------------------------------------------
Acid ratio                                                       0.69                 0.63
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Debt ratio
-------------------------------------------------------------------------------------------
Current liabilities + Long-term liabilities               247.399.541          298.506.878
-------------------------------------------------------------------------------------------
Equity + Minority interest                                264.924.036          293.784.856
-------------------------------------------------------------------------------------------
Debt ratio                                                       0.93                 1.02
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Current liabilities/Total debt                                 22.27%               32.70%
-------------------------------------------------------------------------------------------
Long-term debt/Total debt                                      77.73%               67.30%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Financial expenses coverage
-------------------------------------------------------------------------------------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies           32.373.622           40.961.887
-------------------------------------------------------------------------------------------
Net financial expenses                                      6.049.427           10.901.758
-------------------------------------------------------------------------------------------
Coverage                                                         5.35                 3.76
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
ACTIVITY
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Total assets
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Inventories turnover
-------------------------------------------------------------------------------------------
Cost of sales                                             102.879.141          102.604.442
-------------------------------------------------------------------------------------------
Average inventories                                        12.245.254           10.809.391
-------------------------------------------------------------------------------------------
Inventories turnover                                            11.20                12.66
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Inventory turnover in days
-------------------------------------------------------------------------------------------
Average inventories                                        12.245.254           10.809.391
-------------------------------------------------------------------------------------------
Cost of sales                                             102.879.141          102.604.442
-------------------------------------------------------------------------------------------
Inventory turnover in days                                      32.14                28.44
-------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------------------
Concepts                                                    2003                 2002
-------------------------------------------------------------------------------------------
Net sales
-------------------------------------------------------------------------------------------
Chile                                                      84.291.022           82.360.897
-------------------------------------------------------------------------------------------
Peru                                                       58.580.172           71.158.882
-------------------------------------------------------------------------------------------
Bolivia                                                    23.043.835           25.554.058
-------------------------------------------------------------------------------------------
Consolidated                                              165.915.029          179.073.837
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Sales in thousand unit cases
-------------------------------------------------------------------------------------------
Chile                                                          52.132               49.510
-------------------------------------------------------------------------------------------
Peru                                                           58.924               56.840
-------------------------------------------------------------------------------------------
Bolivia                                                        21.551               19.341
-------------------------------------------------------------------------------------------
Consolidated                                                  132.607              125.691
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Cost of sales
-------------------------------------------------------------------------------------------
Chile                                                      53.557.849           51.343.321
-------------------------------------------------------------------------------------------
Peru                                                       36.459.803           36.871.901
-------------------------------------------------------------------------------------------
Bolivia                                                    12.861.489           14.389.220
-------------------------------------------------------------------------------------------
Consolidated                                              102.879.141          102.604.442
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Operating Income                                           12.133.369           18.903.832
-------------------------------------------------------------------------------------------
Financial expenses                                       (12.665.303)         (12.265.614)
-------------------------------------------------------------------------------------------
Non-operating income                                     (19.854.070)         (26.742.204)
-------------------------------------------------------------------------------------------
EBITDA                                                     32.373.622           40.961.887
-------------------------------------------------------------------------------------------
Income (loss) before income taxes                         (7.720.701)          (7.838.372)
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Profitability
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Return on Equity
-------------------------------------------------------------------------------------------
Income (loss) net                                         (4.401.031)         (10.313.579)
-------------------------------------------------------------------------------------------
Average equity                                            222.111.585          242.264.603
-------------------------------------------------------------------------------------------
Return on equity                                               -1.98%               -4.26%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Return on Assets
-------------------------------------------------------------------------------------------
Income (loss) net                                         (4.401.031)         (10.313.579)
-------------------------------------------------------------------------------------------
Average assets                                            497.179.020          598.435.072
-------------------------------------------------------------------------------------------
Return on Assets                                               -0.89%               -1.72%
-------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------------------
Concepts                                                    2003                 2002
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Average operating assets                                  204.367.430          216.816.720
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Return on average operating assets                             -2.15%               -4.76%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Income (loss) per share
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Income (loss) net                                         (4.401.031)         (10.313.579)
-------------------------------------------------------------------------------------------
Number of subscribed and paid-in shares                   510.853.230          510.853.230
-------------------------------------------------------------------------------------------
Income (loss) per share                                        -8.62%              -20.19%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Dividend return:
-------------------------------------------------------------------------------------------
Series A
-------------------------------------------------------------------------------------------
Dividends paid in year/No. of shares in series                   0.00                 0.00
-------------------------------------------------------------------------------------------
Closing price of share                                            262                  158
-------------------------------------------------------------------------------------------
Dividend return                                                 0.00%                0.00%
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Series B
-------------------------------------------------------------------------------------------
Dividends paid in year/No. of shares in series                   0.00                 0.00
-------------------------------------------------------------------------------------------
Closing price of share                                            275                  135
-------------------------------------------------------------------------------------------
Dividend return                                                 0.00%                0.00%
-------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


II.  Analysis of Balance Sheet

As of  September 30,

                                          2003               2002            Variations        Variations%
                                          TCH$               TCH$               TCH$
Current assets                             48.733.376         72.599.849       (23.866.473)         (32.87)%
Property, plant and equipment             164.184.598        185.674.871       (21.490.273)         (11.57)%
Other assets                              299.405.603        334.017.014       (34.611.411)         (10.36)%
                                    -------------------------------------------------------------------------
Total Assets                              512.323.577        592.291.734       (79.968.157)         (13.50)%
                                    -------------------------------------------------------------------------

Current liabilities                        55.084.260         97.605.559       (42.521.299)         (43.56)%
Long-term liabilities                     192.315.281        200.901.319        (8.586.038)          (4.27)%
Minority interest                          47.639.014         56.939.728        (9.300.714)         (16.33)%
Equity                                    217.285.022        236.845.128       (19.560.106)          (8.26)%
                                    -------------------------------------------------------------------------
Total liabilities and equity              512.323.577        592.291.734       (79.968.157)         (13.50)%
                                    -------------------------------------------------------------------------

Current assets decreased by TCH$23.866.473 due mainly to the decrease in financial investment, recoverable taxes and prepaid expenses. Moreover, there was a decrease of TCH$42.521.299 in current liabilities. This decrease in current liabilities is explained by the repayment of the principal under the syndicated loan and Chilean bonds series A owed by the Company, in May and August 2003. This change results in a increase in the Company's liquidity ratio, which went from 0.74 to 0.88.

Inventory turnover went from 12.7 to 11.2 reflecting an increase from 28 to 32 days. The ratio of consolidated existing US debt to equity plus minority interest decreased from 1.02 to 0.93 given the decrease in pesos of dollar debt.

III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. It was determined at the time of acquisition that the book values were distinct to the market prices, so the property plant and equipment were adjusted to their market price based on external appraisals. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated, and cover the cost of depreciation during their remaining useful life.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

IV.  Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the year ending September 30,

                                                      2003               2002            Variations        Variations
                                                      TCH$               TCH$               TCH$               %
Net Cash flow from operating activities              8.435.396          8.251.594            183.802          2.23%
Net Cash flow from finance activities             (17.811.723)        (5.885.407)       (11.926.316)       (202.64)%
Net Cash flow from investment activities          (10.979.939)        (9.640.867)        (1.339.072)        (13.89)%
                                             ------------------------------------------------------------------------
Total Net cash flow for the period                (20.356.266)        (7.274.680)       (13.081.586)       (179.82)%
                                             ------------------------------------------------------------------------

The Company and its subsidiaries reported a negative net cash flow of TCH$20.356.266 during the year ended as of September 30, 2003, a negative variation of TCH$13.081.586 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$8.435.396, which is greater by TCH$183.802 than the one generated in the same period in the previous year.

Financing activities generated a negative flow of TCH$17.811.723, which meant a negative change of TCH$11.926.316 compared to the previous year. The difference stems principally from the increase in loans and bonds repayment and increase in other sources of financing.

Investment activities resulted in a negative flow of TCH$10.979.939, which is TCH$1.339.072 greater than the investment flow in 2002. This variation is principally the result of an increase in collection of loans to related companies.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V.   Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of September 30, 2003, 65.9% of the long-term debt of the Company was structured through fixed interest rates. The remaining 34.1% is comprised of a variable interest rate scheme called Libor and Tab (Average Base
Rate). These are the rates offered by banks on the national and international interbank market.

b) Foreign currency exchange rate: as of September 30, 2003, approximately 67.7% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. Dollars. The remaining 32.3% is denominated in unidades de fomento and is therefore not subject to exchange rate risk.

This risk has been partially minimized because the parent company signed an interest rate swap agreement on July 17, 2003 with Banco Santander Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$50.000.000. This agreement sets down a debt of ChTh$35.000.000, at an exchange rate of CH$700, for principal and interest payments at the nominal annual base rate plus 2.45%. As a result, debt exposure to the US dollar is expected to be 51.1% of the total.